October 29, 2009

By U.S. Mail and Facsimile to: (517) 279-5578

Danice L. Chartrand
Senior Vice President and Chief Financial Officer
Southern Michigan Bancorp, Inc.
51 West Pearl Street
Coldwater, Michigan 49036

> **Re:** **Southern Michigan Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **Form 10-Q for Fiscal Period Ended June 30, 2009**
> **File No. 000-49772**

Dear Ms. Chartrand:

We have reviewed your correspondence filed with the Commission on September 28, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to our previous comment 1 in our letter dated September 1, 2009. Please note that paragraph 11 of SFAS 150 does not differentiate between an unconditional or conditional obligation. Rather, it states that an obligation to transfer assets in satisfaction of a forward purchase contract causes that obligation to be classified as a liability. Please revise your financial statements in your future filings accordingly. Refer to paragraphs 22, A11, and B27 of SFAS 150.

Danice L. Chartrand
Southern Michigan Bancorp, Inc.
October 29, 2009
Page 2

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 if you have questions relating to these comments, or me at (202) 551-3851.

Sincerely,

Paul Cline
Senior Accountant